919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

June 6, 2017	Martin C. Glass Tel +1 (212) 891-1672 mglass@jenner.com

Via EDGAR AND overnight courier

Suzanne Hayes Assistant Director Office of Healthcare and Insurance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Clementia Pharmaceuticals Inc. Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 Submitted April 19, 2017 CIK No. 0001647320

Dear Ms. Hayes:

On behalf of Clementia Pharmaceuticals Inc. (the “Registrant”), we hereby respectfully submit the Registrant’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 17, 2017 with respect to the above-referenced Confidential Draft Registration Statement on Form F-1 filed on April 19, 2017 (the “DRS”).

This letter and Amendment No. 1 to the DRS (“Amendment No. 1”) are being submitted to the Commission electronically today. In addition to the electronic submission, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version submitted on April 19, 2017.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 1.

Prospectus Summary

Our Company, page 1

1.	We refer to your risk factor disclosure on page 15 indicating that to date your clinical trials of palovarotene have not demonstrated statistically significant results. Accordingly, please tell us your basis for disclosing in the second sentence of the prospectus summary that palovarotene “has shown potent activity” in a variety of

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tissues. Also, revise your disclosure on page 2 concerning “the encouraging safety and efficacy results” to explain briefly those results, including, if applicable, the lack of statistically significant supporting data from your clinical trials.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 2 to eliminate the reference to “encouraging safety and efficacy results.”

The Registrant respectfully advises the Staff that palovarotene’s “potent activity” in a variety of tissues is supported by scientific literature and the Registrant’s own data in pre-clinical animal models.

With respect to the scientific literature, a Nature Medicine paper by Shimono et al, characterizes the effect of RARγ agonists (including palovarotene) on heterotopic ossification (“HO”) as potent in the title of the article: “Potent inhibition of heterotopic ossification by nuclear RARγ agonists.” Further, an article entitled “Inhibition by retinoic acid receptor g agonist of extracellular matrix remodeling mediated by human Tenon fibroblasts” (Liu et al, Molecular Vision 2015) characterized the statistically significant dose-dependent effects of palovarotene in reducing TGF-b induced gel contraction (an ex vivo model of fibrosis). At the highest dose, palovarotene inhibited gel contraction by approximately 55%. Finally, in an article entitled “Selective RARγ agonists promote repair of injured skeletal muscle in mouse” (Di Rocco et al, 2015), the authors demonstrate that after a critical wound injury, treatment with palovarotene increases the amount of muscle and decreases the amount of fibrous tissue as compared to vehicle in a statistically significant manner. These examples, which are attached as Appendix A to this letter, demonstrate how the scientific literature describes potent effects of RARγ agonists on chondrogenesis and fibrosis in cartilage, ocular tissue and muscle.

Additionally, results from our own animal model studies in Fibrodysplasia Ossificans Progressiva (“FOP”), Multiple Osteochondroma (“MO”), and dry eye also indicate that palovarotene works in a dose-dependent manner and may reduce new HO by 92% (Fig. 7 on page 99 of Amendment No. 1), may reduce the number of new osteochondromas by 80% (Fig. 9 on page 102 of Amendment No. 1) and may reduce symptoms of dry eye by approximately 100% (Figs. 10 and 11 on pages 105 and 106 of Amendment No. 1), in each case, in a statistically significant manner. We also believe that, although not statistically significant, our clinical data supports the disclosure of potent activity since, in the aggregate, our clinical trials show a 70% decrease in bone growth and our most recent chronic regimen shows a 90% decrease in bone growth.

2.	Please revise the Summary to explain the meaning of the following terms:
•	first-in-class;
•	fibrosis;
•	agonist;
•	registration trial;
•	transgenic animal model; and

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•	pivotal phase.

In response to the Staff’s comment, the Registrant has revised the disclosures beginning on page 2 to remove or explain these terms.

3.	Your disclosure in the first paragraph indicates that two of the three planned registration trials are “potential” registration trials. Please revise to clarify how these trials are potential in nature.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 2.

4.	Please describe the significance of obtaining Orphan Drug Designation and Fast Track Designation when you first reference them in this section.

In response to the Staff’s comment, the Registrant has revised the disclosures on page 1 to explain the significance of these designations.

Our Programs, page 1

5.	In the development programs table, we refer to the arrows depicting the next planned clinical phases of development for each indication. Because you have not commenced these clinical phases, please revise to remove these arrows from your Summary presentation.

In response to the Staff’s comment, the Registrant has revised the table on pages 2 and 85.

6.	We refer to your development programs table which highlights that you have “Multiple Research Programs” for “Other RARy Agonists.” Please revise your table to identify the specific product candidates and indications. If you have not yet identified specific product candidates or the indications which they will treat, please remove reference to such programs from your table as such information is premature for inclusion in your Summary presentation.

In response to the Staff’s comment, the Registrant has revised the table on pages 2 and 85.

Palovarotene for Dry Eye Disease, page 3

7.	Please clarify that “IND” is the acronym for “investigations new drug application” and describe the significance of an IND when you first refer to it in this section.

The Registrant has revised its disclosure on page 3 to define IND and describe its significance.

Complete development and obtain regulatory approval..., page 4

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8.	We refer to your disclosure that “success in any one of our three potential registration trials can form the basis of FDA approval of palovarotene.” Given your disclosures that the potential registration trials target different indications, please revise to clarify, if true, that FDA approval for one indication would not constitute approval for all three indications.

The Registrant has revised its disclosure on page 4 to clarify that success in any one of our three potential registration trials can form the basis of FDA approval of palovarotene for the targeted indication.

Summary Risk Factors, page 5

9.	Please revise to highlight the risk on page 39 concerning your belief that you will be a passive foreign investment company for the taxable year ending December 31, 2017.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 5 to highlight this risk.

Implications of Being an Emerging Growth Company..., page 5

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that, to date, neither the Registrant nor anyone authorized to do so on the Registrant’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent the Registrant presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Registrant will supplementally provide the Staff with copies of such written communications.

If serious adverse events or unacceptable side effects are identified ..., page 14

11.	Please revise to identify the increased side effects that you have observed with higher doses of palovarotene and indicate whether any of them were severe. Revise to discuss these observations in greater detail in your Business discussion.

In response to the Staff’s comment, the Registrant has revised the disclosures on page 14 to identify the increased side effects that it has observed and indicate that none of them were severe. Further, the Registrant has revised the Business section on page 97 to discuss these observations in greater detail.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting judgments and key sources of estimation uncertainty

Share-based Payments, page 68

12.	Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the midpoint of the estimated offering price range.

The Registrant acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between the recent valuations of its common stock leading up to the IPO and the midpoint of the estimated offering price range once the Registrant has an estimated offering price range.

Business, page 76

13.	Under the appropriately titled subsection, please disclose when each IND was filed for the commencement of clinical trials for palovarotene, the trial sponsor and the subject of the IND.

The Registrant has revised the disclosures on pages 91 and 103 to include the requested information.

Our Programs

PVO-1A-201, page 84

14.	Please revise to explain the meaning and significance of the terms “statistical significance,” “statistically significant” and p-values and describe how they relate to the FDA’s evidentiary standards of efficacy. In doing so, please explain the relationship between “p-values” and “statistical significance.” Also, revise the disclosure on page 85 to clarify, if true, that the p=0.0837 observed in the trial does not demonstrate statistical significance.

In response to the Staff’s comment, the Registrant has revised page 92 to explain the meaning and significance of the “statistical significance,” “statistically significant” and p-values, as well as to describe how they relate to the FDA’s evidentiary standards of efficacy. The Registrant has also revised the disclosure on page 93 to clarify that the p=0.0837 observed in the trial does not demonstrate statistical significance.

15.	Please revise to clarify what it means to have “80% power to detect a linear trend.”

In response to the Staff’s comment, the Registrant has clarified the disclosure on page 92.

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16.	Please revise to present the data for the Week 6 primary endpoint. Also, explain briefly how subject-reported flare-up pain was measured and disclose the data supporting the P=0.1527 figure you present.

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 92 and 93.

Earlier Development Work, page 94

17.	We note the discussion of your collaboration with Dr. Yamaguchi in the first paragraph of this section. Please disclose whether your collaboration with Dr. Yamaguchi is governed by an agreement. If so, please disclose the material terms of the agreement and file it as an exhibit. Also revise to clarify whether Dr. Yamaguchi is affiliated with Yamaguchi University.

In response to the Staff’s comments, on page 111 under the heading “Sponsored Research Agreements,” the Registrant has disclosed the material terms of the agreement governing the collaboration with Dr. Yamaguchi, and has included this agreement as an exhibit to Amendment No. 1. Further, the Registrant has revised the disclosure on page 102 to clarify Dr. Yamaguchi’s affiliation.

Planned Phase 2/3/ Trial, page 94

18.	Please describe the material terms of the agreement with Dr. Luca Sangiorgi, M.D. Ph.D., including the parties’ rights and obligations, any payment provisions, the duration of the agreement and termination provisions. Also, please file the agreement as an exhibit.

In response to the Staff’s comments, on page 111 under the heading “Sponsored Research Agreements,” the Registrant has disclosed the material terms of the agreement with Dr. Luca Sangiorgi, and a separate recent agreement with the Rizzoli Institute, with which Dr. Sangiorgi is affiliated. The Registrant has included both agreements as exhibits to Amendment No. 1.

License Agreements, page 100

19.	For each of the four license agreements, revise to disclose the maximum amounts of (i) clinical, (ii) regulatory and (iii) sales milestones that you may be obligated to pay pursuant to each agreement as well as any aggregate amounts you have paid to date. With respect to the Roche agreement, revise to disclose the royalty rate within a ten percent range (e.g., teens, twenties, thirties, etc.).

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 108-111. The Staff is supplementally advised that while the Registrant has paid certain signing and license

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fees, it has not made any (i) clinical, (ii) regulatory or (iii) sales milestone payments under any of the four license agreements to date.

Galderma Agreement, page 102

20.	Please revise to disclose whether the compounds are patented or subject to patent applications. If so, please revise to discuss the term of the patents in this section or in your intellectual property discussion.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 112 to discuss the term of the patents.

Employment Agreements, page 123

21.	We note that prior to the consummation of this offering, you intend to enter into amended and restated employment agreements with your NEOs. Once known, please expand your disclosure in this section to provide the material terms of the employment agreements.

The Registrant has expanded its disclosures on pages 132 and 133 to provide the material terms of the employment agreements.

Report of Independent Registered Public Accounting Firm, page F-2

22.	In your next Form F-1 submission or filing, please revise to remove the restrictive legend from the independent auditors’ report and finalize the date of the report upon completion of the events in Note 17 prior to effectiveness. In addition, please provide a revised auditors’ report, clarifying that the audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Refer to Rule 2-02(a) of Regulation S-X and PCAOB AS 3101, paragraph .08.

In response to the Staff’s comment, the Registrant has revised the independent auditors’ report on page F-13 and Note 17 on page F-39.

Notes to the Consolidated Financial Statements 13. Commitments and contingencies, page F-23

23.	Please describe and quantify for us the terms governing your license agreements. Revise your disclosures accordingly.

In response to the Staff’s comments, the Registrant has revised Note 13 on pages F-35.

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Please contact the undersigned at (212) 891-1672 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Franklin Wyman, Mary Mast, Johnny Gharib, Joseph McCann United States Securities and Exchange Commission Patrick O’Brien Ropes & Gray LLP